USA Compression Partners, LP

100 Congress Avenue, Suite 450

Austin, Texas 78701

(512) 473-2662

April 9, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                               USA Compression Partners, LP Registration Statement on Form S-1 (File No. 333-180551)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-180551) filed with the Securities and Exchange Commission by USA Compression Partners, LP on April 3, 2012 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.”

If you have any questions or comments, please do not hesitate to contact  Keith Benson by telephone at (713) 546-7459 or Sean T. Wheeler by telephone at (713) 546-7418.

Sincerely,

USA Compression Partners, LP

By:	USA Compression GP, LLC,
its general partner

By:	/s/ Eric D. Long
Eric D. Long
President and Chief Executive Officer